United States securities and exchange commission logo





                             March 15, 2021

       Jeff Hack
       Chief Executive Officer
       Paya Holdings Inc.
       303 Perimeter Center North Suite 600
       Atlanta, Georgia 30346

                                                        Re: Paya Holdings Inc.
                                                            Draft Registration
Statement on Form S-1
                                                            Submitted March 9,
2021
                                                            CIK No. 0001819881

       Dear Mr. Hack:

                                                        This is to advise you
that we do not intend to review your registration statement.

               We request that you publicly file your registration statement no later than 48 hours prior to the requested effective date and time. Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Scott
Anderegg at 202-551-3342 with any questions.




                             Sincerely,


                             Division of Corporation Finance

                             Office of Trade & Services